SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC  20549



(Mark One)

                                 FORM 11-K
 X              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
- ----        THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994



                                    or


              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
           THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
             FOR THE TRANSITION PERIOD FROM                TO

                            ___________________



                      _______________________________


                       COMMISSION FILE NUMBER 1-3608

                      _______________________________



                   WARNER-LAMBERT SAVINGS AND STOCK PLAN





                          WARNER-LAMBERT COMPANY
         (Name of issuer of securities held pursuant to the plan)





                              201 Tabor Road
                     Morris Plains, New Jersey  07950
             (Address of issuer's principal executive offices)










            WARNER-LAMBERT
        SAVINGS AND STOCK PLAN
         FINANCIAL STATEMENTS
        DECEMBER 31, 1994 AND
          DECEMBER 31, 1993

                         WARNER-LAMBERT
                     SAVINGS AND STOCK PLAN
                  INDEX TO FINANCIAL STATEMENTS

                                                      Page(s)
FINANCIAL STATEMENTS:

Report of Independent Accountants                        1

Statement of Net Assets Available for Plan
 Benefits with Fund Information as of
 December 31, 1994                                       2

Statement of Net Assets Available for Plan
 Benefits with Fund Information as of
 December 31, 1993                                       3

Statement of Changes in Net Assets Available
 for Plan Benefits with Fund Information
 for the year ended December 31, 1994                    4

Statement of Changes in Net Assets Available
 for Plan Benefits with Fund Information
 for the year ended December 31, 1993                    5

Notes to Financial Statements                          6 - 9

Exhibit I   -  Master Trust Statement of Net
               Assets Available for Plan Benefits
               with Fund Information as of
               October 31, 1994 and 1993

Exhibit II  -  Master Trust Statement of Changes
               in Net Assets Available for Plan
               Benefits with Fund Information
               for the years ended October 31,
               1994 and 1993

Exhibit III -  Notes to the Master Trust Financial
               Statements

ADDITIONAL INFORMATION:

Schedule I*  - Schedule of Assets Held for Investment at October
               31, 1994

Schedule II* - Schedule of transactions involving an amount in excess of 5% of the fair value of plan assets

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and
    Disclosure under ERISA have been omitted because they are not applicable.
                REPORT OF INDEPENDENT ACCOUNTANTS

June 20, 1995

To the Participants and Administrator of the Warner-Lambert Savings and Stock Plan

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Warner-Lambert Savings and Stock Plan at December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             WARNER-LAMBERT
                                         SAVINGS AND STOCK PLAN
                                    STATEMENT OF NET ASSETS AVAILABLE
                                 FOR PLAN BENEFITS WITH FUND INFORMATION
                                         AS OF DECEMBER 31, 1994
                                         (Dollars in thousands)


                            W-L      W-L
                          Company  Employee            Fixed                           Small-Cap
                           Stock    Stock   S&P 500   Income   International Balanced  Value   Combined
                           Fund     Fund     Fund      Fund        Fund      Fund      Fund    Funds
                          -------  -------- -------   ------   ------------- --------  ------- --------

Assets:

Investments in Warner-
 Lambert Master Trust,
 at market value
 (cost $402,769)          $186,647 $ 72,571 $ 60,936  $153,736  $ 20,708    $ 14,245  $17,203 $526,046


Participant loans
 receivable                    379    2,445    2,233     5,657         0           0        0   10,714
                          -------- -------- --------  --------  --------    --------  ------- --------


Net assets available
 for plan benefits        $187,026 $ 75,016 $ 63,169  $159,393  $ 20,708    $ 14,245  $17,203 $536,760
                          ======== ======== ========  ========  ========    ========  ======= ========












                               The accompanying notes are an integral part
                                      of the financial statements.

                                             WARNER-LAMBERT
                                         SAVINGS AND STOCK PLAN
                                    STATEMENT OF NET ASSETS AVAILABLE
                                 FOR PLAN BENEFITS WITH FUND INFORMATION
                                         AS OF DECEMBER 31, 1993
                                         (Dollars in thousands)


                            W-L      W-L
                          Company  Employee            Fixed                           Small-Cap
                           Stock    Stock   S&P 500   Income   International Balanced  Value   Combined
                           Fund     Fund     Fund      Fund        Fund      Fund      Fund    Funds
                          -------  -------- -------   ------   ------------- --------  ------- --------

Assets:

Investments in Warner-
 Lambert Master Trust,
 at market value
 (cost $360,101)          $172,429 $ 68,801 $ 63,176  $143,313  $  9,413     $  7,471  $ 8,611 $473,214


Participant loans
 receivable                     73    2,125    1,659     4,279        10           35        -    8,181
                          -------- -------- --------  --------  --------     --------  ------- --------

Net assets available
 for plan benefits        $172,502 $ 70,926 $ 64,835  $147,592  $  9,423      $ 7,506  $ 8,611 $481,395
                          ======== ======== ========  ========  ========     ========  ======= ========















                               The accompanying notes are an integral part
                                      of the financial statements.


                                             WARNER-LAMBERT
                                         SAVINGS AND STOCK PLAN
                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                 FOR PLAN BENEFITS WITH FUND INFORMATION
                                  FOR THE YEAR ENDED DECEMBER 31, 1994
                                         (Dollars in thousands)

                            W-L       W-L
                          Company   Employee           Fixed   Inter-              Small-Cap
                           Stock     Stock   S&P 500  Income   national  Balanced  Value    Combined
                           Fund      Fund     Fund     Fund      Fund      Fund    Fund     Funds
                          -------   -------- -------  ------   --------- --------  -------  --------

Interest in increase in
 net assets from
 investment activities
 in the Warner-Lambert
 Master Trust, including
 $582 of interest income
 on participant loans     $ 29,247  $ 11,385 $   879  $ 9,258  $ (292)   $  (184)  $  (227)  $ 50,066

Contributions
  Participant                    -    11,098   6,293   10,019   3,331      2,198     2,812     35,751
  Company                    7,696         -       -        -       -          -         -      7,696
                           -------  -------- -------  -------  ------    -------   -------   --------
Total contributions          7,696    11,098   6,293   10,019   3,331      2,198     2,812     43,447

Distributions to
  participants              11,659     5,086   4,424   14,738     571        598       383     37,459

Administrative expenses          9       217     116      276      28         20        23        689

Interfund transfers        (10,751)  (13,090) (4,298)   7,538   8,845      5,343     6,413          0
                           -------  -------- -------  -------  ------    -------   -------   --------

Increase/(decrease) in
  net assets during the
  year                      14,524     4,090  (1,666)  11,801  11,285      6,739     8,592     55,365

Net assets available for
  plan benefits

  Beginning of period      172,502    70,926  64,835  147,592   9,423      7,506     8,611    481,395
                          --------  -------- -------  ------- -------     ------   -------   --------
                                                              <c >
  End of period           $187,026  $ 75,016 $63,169 $159,393 $20,708    $14,245   $17,203   $536,760
                          ========  ======== ======= ======== =======    =======   =======   ========

                               The accompanying notes are an integral part
                                      of the financial statements.


                                         WARNER-LAMBERT
                                       SAVINGS AND STOCK PLAN
                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                 FOR PLAN BENEFITS WITH FUND INFORMATION
                                  FOR THE YEAR ENDED DECEMBER 31, 1993
                                         (Dollars in thousands)

                            W-L       W-L
                          Company   Employee           Fixed                           Small-Cap
                           Stock     Stock   S&P 500  Income   International Balanced  Value   Combined
                           Fund      Fund     Fund     Fund        Fund      Fund      Fund    Funds
                          -------   -------- -------  ------   ------------- --------  ------- --------

Interest in increase in
 net assets from
 investment activities
 in the Warner-Lambert
 Master Trust, including
 $291 of interest income
 on participant loans      $ 3,744  $   (409)$ 6,190  $11,241  $      552    $   132   $   274 $ 21,724

Contributions
  Participant                    -    12,582   6,220   10,286         136        108       123   29,455
  Company                   13,695         -       -        -           -          -         -   13,695
                           -------  -------- -------  -------  ----------    -------   ------- --------
Total contributions         13,695    12,582   6,220   10,286         136        108       123   43,150

Distributions to
  participants              21,483     6,931   5,040   20,294           5          5         8   53,766

Administrative expenses        248       208     174      290           3          2         2      927

Interfund transfers          5,270    11,840     433    6,697      (8,743)    (7,273)   (8,224)       0
                           -------  -------- -------  -------  ----------    -------   ------- --------

Increase/(decrease) in
  net assets during the
  year                      (9,562)   (6,806)  6,763   (5,754)      9,423      7,506     8,611   10,181

Net assets available for
  plan benefits

  Beginning of period      182,064    77,732  58,072  153,346           0          0         0  471,214
                          --------  -------- -------  -------  ----------    -------   ------- --------
  End of period           $172,502  $ 70,926 $64,835 $147,592  $    9,423    $ 7,506   $ 8,611 $481,395
                          ========  ======== =======  =======  ==========    =======   ======= ========

                               The accompanying notes are an integral part
                                      of the financial statements.

                         WARNER-LAMBERT
                     SAVINGS AND STOCK PLAN
                  NOTES TO FINANCIAL STATEMENTS
                     (Dollars in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the Warner-Lambert Savings and Stock
Plan (the "Plan") are prepared on the accrual basis of accounting.

Master Trust Arrangement

The assets of the Plan are maintained in the Warner-Lambert
Company Master Trust (the "Master Trust") on a commingled basis with the assets of the Puerto Rico Plan. These assets have been commingled for investment purposes. Employer contributions and benefit payments are identified with each participating plan whereas earnings and expenses were allocated proportionately to the plans by the trustee on a basis equivalent to the proportionate units of participation. The Master Trust has an October 31 year end.

During 1993, T. Rowe Price Associates, Inc. replaced State Street
Bank and Trust Company of Boston as trustee, recordkeeper and investment manager. Effective with the change in trustee, earnings and expenses are now recorded directly to the participant accounts rather than on an allocation basis.

Valuation of Investments

Investments are presented on a current value basis, with the exception of group annuity and investment contracts. These contracts are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. Investments in securities traded on a national exchange are valued based upon the last published quotations for the last business day of the year.

Investment Income

Dividend and interest income is recorded by the trustee as earned. Realized gains and losses from the sale of securities are accounted for as of the trade date. In calculating such amounts, the cost of investments sold was determined on the basis of the moving average acquisition cost by the trustee.

Expenses

All expenses incurred in the administration of the Plan, including audit fees, recordkeeping expenses and all other costs incurred in the administration of the Plan and Master Trust are borne by the Plan. In addition, administrative expenses of the trustee, brokerage commissions, transfer taxes and all other charges incurred in connection with the purchase and sale of securities are also absorbed by the Plan.

NOTE 2 - DESCRIPTION OF THE PLAN:

The Plan is a defined contribution profit-sharing-savings plan covering employees of the Company and its domestic affiliates and subsidiary companies who meet certain eligibility and participation requirements. The following brief description of the Plan is provided for general information purposes only.
Participants should refer to the Plan agreement for more complete information. The Plan is comprised of seven investment funds as follows:

WARNER-LAMBERT COMPANY STOCK FUND - Employer contributions are invested in Warner-Lambert Common Stock.

WARNER-LAMBERT EMPLOYEE STOCK FUND - Employee contributions are invested in Warner-Lambert Common Stock. Prior to January 1,
1994, contributions were invested at a 10% discount with the remaining 10% contributed by the Company into the Warner-Lambert
Company Stock fund. Effective January 1, 1994, the discount has been eliminated.

S&P 500 FUND - Employee contributions may be invested in substantially all stocks comprising the Standard & Poor's 500
Stock Index.

FIXED INCOME FUND - Employee contributions may be invested in investments such as contracts with insurance companies, bonds, preferred stocks, or certificates of deposit.

INTERNATIONAL STOCK FUND - Employee contributions are invested in the common stocks of large, established non-U.S. companies outside of the United States.

BALANCED FUND - Employee contributions are invested in a diversified mix of approximately 60% stocks and 40% bonds.

SMALL-CAP VALUE FUND - Employee contributions are invested in primarily common stocks of small companies which are believed to be undervalued at the time of purchase and to have potential for capital appreciation.

Participants may elect to contribute into the Plan from a minimum of 1% up to a maximum of 15% of their basic earnings (as defined by the Plan) each year. Participants have the option of contributing on a before-tax basis, an after-tax basis, or a combination of both methods. Effective January 1, 1994, the Company contributes for each participant an amount equal to 35%
(25% in 1993) and 25% of such participant's pre-tax and after-tax contributions, respectively, limited to those participant contributions less than or equal to 6% of the participant's basic earnings. Based upon the vesting requirements of the Plan, additional lump-sum matching contributions are recorded each year of 25% to 75% of such participants' contributions, up to 6% of base earnings, based upon growth in the Company's earnings-per-share versus the prior year. All Company contributions are invested in the Warner-Lambert Company Stock Fund. Participants can elect to have their contributions invested in any of the funds noted above with the exception of the Warner-Lambert
Company Stock Fund. At age fifty-five, participants can transfer assets out of the Company Stock Fund to other investment funds.

Changes in the participants' allocations relating to their contributions and the allocation of past contributions and earnings can be requested at any time. A participant may also suspend contributions or withdraw from the Plan at any time, subject to certain restrictions and penalties. Generally, participating employees become fully vested in Company contributions made on their behalf to the Plan after completing three years of Plan membership or five years of service.
Forfeitures reduce contributions otherwise due from the Company and have not been significant.

Loans may not exceed the lesser of (1) fifty thousand dollars or
(2) 50% of the participant's before-tax balance. Each loan must be for a minimum of one thousand dollars. Any loan will be repaid with interest at a rate that is equal to the prime rate effective at the close of business on the first business day of the quarter in which the loan is taken. Such rate remains in effect for the life of the loan. The term of the loan shall not exceed 48 months. Only one loan may be taken per year and only two loans will be permitted to be outstanding for a participant at any time. Participants may borrow from both the before-tax account balance and the vested account balance in the Company
Stock Fund.

In the event of termination of the Plan, or if there is a complete discontinuance of contributions under the Plan, all rights of participants in accumulated investments credited to them become fully vested. If the Plan is terminated by resolution of the Company Board of Directors, the balance in accumulated investments credited to each participant shall be distributed to the participant.

NOTE 3 - FEDERAL INCOME TAX STATUS:

The Internal Revenue Service ("IRS") issued a favorable determination letter to the Plan, dated April 1, 1986, indicating that the Plan documentation as reviewed by the IRS satisfied the requirements of Section 401(a) of the Internal Revenue Code. An
IRS determination letter has not yet been obtained for certain amendments, however, the Plan Administrator and management believe a favorable determination will be received. Accordingly, the earnings of the Plan are exempt from taxation and no provision has been made for federal income taxes.

NOTE 4 - PLAN ADMINISTRATION:

The Retirement and Savings Plan Committee of the Warner-Lambert
Company Board of Directors (the "Committee") monitors and reports on the selection and termination of trustees and investment managers and on the investment activity and performance. The
Committee also implements the overall asset allocation guidelines as established by the Board of Directors and decides on benefit appeals. The Investment Committee, established by the Warner-
Lambert Company Board of Directors, is responsible for the daily administration of the Plan, including oversight of plan investments, plan trustees and investment managers.

NOTE 5 - MASTER TRUST FINANCIAL INFORMATION:

At December 31, 1994, the Plan has a 98.7% interest in the Master
Trust. The financial statements for the Master Trust are prepared on the modified cash basis. The financial statements for the year ended October 31, 1994 follow.

The Plan's financial statements have been adjusted for November and December activity. All adjustments necessary to reflect the Plan's financial statements on an accrual basis have been recorded.



                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Warner-Lambert Investment Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                             WARNER-LAMBERT SAVINGS
                             AND STOCK PLAN



Date:  June 27, 1995         By:  /s/ Ernest J. Larini
                                  Ernest J. Larini
                                  Chairman
                                  Warner-Lambert Investment
                                  Committee

                   EXHIBIT INDEX




Exhibit I  -  Master Trust Statements of Net Assets
              Available for Plan Benefits with Fund
              Information as of October 31, 1994 and 1993

Exhibit II  - Master Trust Statements of Changes in
              Net Assets Available for Plan Benefits with
              Fund Information for the years ended October 31, 1994 and 1993

Exhibit III - Notes to the Master Trust Financial
              Statements

Schedule I    Schedule of Assets Held for Investment at
              October 31, 1994

Schedule II Schedule of party-in-interest transactions and transactions involving an amount in excess of 5% of the fair value of plan assets

              Consent of Independent Accountants



                                                                                               EXHIBIT I
                                                                                                  1 of 2
                                         WARNER-LAMBERT COMPANY
                                              MASTER TRUST
                                         SAVINGS AND STOCK PLAN
                                    STATEMENT OF NET ASSETS AVAILABLE
                                 FOR PLAN BENEFITS WITH FUND INFORMATION
                                         AS OF OCTOBER 31, 1994
                                         (Dollars in thousands)

                            W-L       W-L
                          Company   Employee           Fixed                           Small-Cap
                           Stock     Stock   S&P 500  Income   International Balanced  Value    Combined
                           Fund      Fund     Fund     Fund        Fund      Fund      Fund     Funds
                          -------   -------- -------  ------   ------------- --------  -------- --------

Assets:

Investments in Warner-
 Lambert Common Stock,
 3,389,439 shares
 (cost $132,615)          $186,218  $ 72,233 $     -  $     -     $     -    $     -   $      - $258,451

Beneficial interest in
 group annuity contracts
 (cost equals market)            -         -       -   60,821           -          -          -   60,821

Beneficial interest in
 investment contracts
 (cost equals market)            -         -       -   83,983           -          -          -   83,983

Equity Funds (cost               -         -  62,754        -      21,235     14,314     17,138  115,441
 $111,083)
Short-term investments
 (cost equals market)            -         -       -   10,377           -          -          -   10,377
                          --------  -------- -------  -------  ----------    -------   -------- --------
Total Investments          186,218    72,233  62,754  155,181      21,235     14,314     17,138  529,073

Assets available for plan
 benefits                  186,218    72,233  62,754  155,181      21,235     14,314     17,138  529,073

Liabilities:

Accrued Administrative           -         6       5       12           2          1          1       27
 Expenses                 --------  -------- -------  -------  ----------    -------   -------- --------

Net assets available for
 plan benefits            $186,218  $ 72,227 $62,749   $155,169$   21,233    $14,313   $ 17,137 $529,046
                          ========  ======== =======  =======  ==========    =======   ======== ========

                               The accompanying notes are an integral part
                                      of the financial statements.

                                                                      EXHIBIT I
                                                                       2 of 2


                                       WARNER-LAMBERT COMPANY
                                            MASTER TRUST
                                  STATEMENT OF NET ASSETS AVAILABLE
                               FOR PLAN BENEFITS WITH FUND INFORMATION
                                       AS OF OCTOBER 31, 1993
                                       (Dollars in thousands)

                          W-L       W-L
                        Company   Employee             Fixed
                         Stock     Stock    S&P 500   Income    Combined
                         Fund      Fund      Fund      Fund       Funds
                        -------   --------  -------   ------    --------
Assets:

Investments, at market
 value:
 Warner-Lambert Common
 Stock, 3,717,542
 shares (cost $133,087) $183,267  $ 75,102  $     -   $    -   $ 258,369

Beneficial interest
 in group annuity
 contracts (cost
 equals market)               -          -        -    106,256   106,256

Equity securities
 (cost $69,957)               -          -    70,873       -      70,873

Short-term investments
 (cost equals market)         -          -         -    42,652    42,652
                        --------  --------  --------  --------  --------
Total Investments        183,267    75,102    70,873   148,908   478,150

Interest receivable           -         23         6        12        41
                        --------  --------  --------  --------   -------

Assets available
 for plan benefits      $183,267  $ 75,125  $ 70,879  $148,920  $478,191

Liabilities:

Accrued administrative
 expenses                     -         27        26        54       107
                        --------  --------  --------  --------  --------
Net assets available
 for plan benefits      $183,267  $ 75,098  $ 70,853  $148,866  $478,084
                        ========  ========  ========  ========  ========



                             The accompanying notes are an integral part
                                    of the financial statements.

                                                                                              EXHIBIT II
                                                                                                  1 of 2
                                         WARNER-LAMBERT COMPANY
                                              MASTER TRUST
                                         SAVINGS AND STOCK PLAN
                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                 FOR PLAN BENEFITS WITH FUND INFORMATION
                                   FOR THE YEAR ENDED OCTOBER 31, 1994
                                         (Dollars in thousands)

                           W-L        W-L
                         Company    Employee           Fixed                          Small-Cap
                          Stock      Stock   S&P 500  Income   International Balanced Value     Combined
                          Fund       Fund     Fund     Fund        Fund      Fund     Fund      Funds
                         --------   -------- -------  ------   ------------- -------- -------  --------
Income from investments:
 Interest income         $     13   $   215  $    79  $  152   $        40   $    25  $   29   $   553
 Dividend income            6,121     2,449        0   9,160           198       408     223    18,559

Net realized gain on
 securities sold           16,598     5,214      286       0            77       (40)      2    22,137

Changes in unrealized
 appreciation
 (depreciation)              (341)      888    1,997       0         1,221      (195)    325     3,895
                         --------   -------  -------  ------   -----------   -------  ------   -------
Increase in net assets
 from investment
 activities                22,391     8,766    2,362   9,312         1,536       198     579    45,144

Contributions:
 Participant                   74    16,470    7,837  13,075         3,212     2,181   2,702    45,551
 Company                    8,718         -        -       -             -         -       -     8,718
                         --------   -------  -------  ------   -----------   -------  ------   -------
Total contributions         8,792    16,470    7,837  13,075         3,212     2,181   2,702    54,269

Distributions to
 participants              12,672     8,429    5,991  18,254           883       777     639    47,645

Administrative expenses        21       271      125     321            27        19      22       806

Interfund transfers        15,539    19,407   12,187  (2,491)      (17,395)  (12,730)(14,517)        0
                         --------   -------  -------  ------   -----------   -------  ------   -------
Increase/(decrease) in
 net assets during
 the year                   2,951    (2,871)  (8,104)  6,303        21,233    14,313  17,137     50,962

Net assets available for
 plan benefits

Beginning of period       183,267    75,098   70,853 148,866             0         0       0    478,084
                         --------   -------  -------  ------   -----------   -------  ------   --------
End of period            $186,218   $72,227  $62,749  $155,169 $    21,233   $14,313  $17,137  $529,046
                         ========   =======  =======  ======   ===========   =======  =======  ========


                               The accompanying notes are an integral part
                                      of the financial statements.

                                                                      EXHIBIT II
                                                                       2 of 2

                                         WARNER-LAMBERT COMPANY
                                              MASTER TRUST
                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                 FOR PLAN BENEFITS WITH FUND INFORMATION
                                   FOR THE YEAR ENDED OCTOBER 31, 1993
                                         (Dollars in thousands)

                             W-L        W-L
                           Company   Employee            Fixed
                            Stock      Stock   S&P 500   Income    Combined
                            Fund       Fund      Fund     Fund       Funds
                          --------   --------  -------  --------   --------

Income from investments:
  Interest income         $     25   $     46  $     22 $  8,605   $  8,698
  Dividend income            5,709      2,543     1,509    1,954     11,715

Net realized gain on
 securities sold             8,415      2,927    18,870    2,018     32,230

Changes in unrealized
 (depreciation)             (4,498)    (3,696)  (11,776)    (930)   (20,900)
                          --------   --------  -------- --------   ---------
Increase in net assets
 from investment
 activities                  9,651      1,820     8,625   11,647     31,743

Contributions:
  Participant                    -     15,665     6,679   11,921     34,265
  Company                   17,843          -         -        -     17,843
                          --------   --------  -------- --------   --------
Total contributions         17,843     15,665     6,679   11,921     52,108

Distributions to
 participants               22,688      9,156     6,499   23,089     61,432

Administrative expenses        315        181       184      300        980

Interfund transfers              0     14,637    (6,702)  (7,935)         0
                          --------   --------  --------  -------   --------
Increase/(decrease) in
 net assets during
 the year                    4,491     (6,489)   15,323    8,114     21,439

Net assets available for
  plan benefits:

Beginning of period        178,776     81,587    55,530  140,752    456,645
                          --------   --------  -------- --------   --------
End of period             $183,267   $ 75,098  $ 70,853 $148,866   $478,084
                          ========   ========  ======== ========   ========

                               The accompanying notes are an integral part
                                      of the financial statements.

                                                      Exhibit III


                     WARNER-LAMBERT COMPANY
                          MASTER TRUST
                NOTES TO THE FINANCIAL STATEMENTS
                     (Dollars in thousands)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The financial statements of the Warner-Lambert Company Master Trust (the "Master Trust") include the assets of the Warner-Lambert Savings and Stock Plan and the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico ("Puerto Rico Plan") (collectively the "Plans") and are prepared on a modified cash basis of accounting. The Plans are defined contribution profit-sharing-savings plans, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The assets of the Plans have been commingled for investment and administrative purposes in the Master Trust. Accordingly, the Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each Plan's interest in the Trust is credited or charged for contributions, transfers and distributions. Realized gains and losses and changes in net unrealized appreciation or depreciation on investments were allocated to the Plans based upon each Plan's beneficial interest in the net assets of the Master Trust.

During 1993, T. Rowe Price Associates, Inc. replaced State Street Bank and Trust Company of Boston as the trustee. Effective with the change in trustee, realized gains and losses and changes in net unrealized appreciation or depreciation on investments are now recorded directly to the participant accounts rather than on an allocation basis.

Valuation of Investments

Investments in securities traded on a national exchange are valued based upon the last published quotations for the last business day of the year. Other government securities and short-term investments are valued at market value. The group annuity and investment contracts, the principal and interest of which are guaranteed, are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. Mutual shares of pooled investment funds are valued at cost which is equal to market value.

Investment Income

Dividend and interest income are recorded by the trustee as earned. Realized gains and losses from the sale of securities are accounted for as of the trade date. In calculating such amounts, the cost of investments sold is determined on a basis of the moving average acquisition cost.

ERISA requires the Company to report investment transactions on a current value basis of accounting versus a historical basis of moving average cost which is utilized for the financial statements under generally accepted accounting principles.

Expenses

All expenses incurred in the administration of the Master Trust and the related Plans, including audit fees, recordkeeping expenses, administrative expenses of the Trustee, brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are borne by the Master Trust and are paid out of the fund to which such charges relate.

Recently Issued Financial Accounting Standards

The American Institute of Certified Public Accountants has issued SOP94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans". This statement requires that the plans outlined above report fully benefit-responsive investment contracts at contract value and all other investment contracts at fair value. This requirement will be effective for the 1995 plan year. Management does not believe that adopting this new accounting standard will have a significant impact on the plan.

NOTE 2 - FEDERAL INCOME TAX STATUS:

Participating plans in the Master Trust are intended to be qualified plans under Section 401(a) of the Internal Revenue Code, and the Master Trust established thereunder is entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code. Accordingly, no provision for federal income tax has been made.

                                                       Schedule I
                     Warner-Lambert Company
                          Master Trust
             Schedule of Assets Held for Investment
                        October 31, 1994
                     (Dollars in thousands)



 Units or                                       Fair Value
Face Value    Description                   Amount    Percent     Cost


3,389,439  Warner-Lambert Company         $258,451     48.8%  $132,615

9,593,178  T. Rowe Price Equity Funds      115,441     21.8    111,083



Beneficial Interest in
Group Annuity Contracts:

Life Insurance Company of Virginia
 annuity contract GS-2755 (5.6% minimum
 annual effective rate) guaranteed
 through 12/17/98                           $4,171     0.8%     $4,171

Lincoln National Pension Co. annuity
 contract GA-9672 (7.35% minimum annual
 effective rate) guaranteed through
 5/27/99                                     2,549     0.5       2,549

Metropolitan Life Insurance Co. annuity
 contract GAC-12456-069, principal and
 interest (8.03% minimum annual effective
 rate) guaranteed through 5/31/96           30,318     5.7      30,318

New York Life Insurance Co. annuity
 contract GA-06948-001 (7.3% minimum
 annual effective rate) guaranteed
 through 8/17/98                            10,332     2.0      10,332

New York Life Insurance Co. annuity
 contract GA-06948-002 (7.41% minimum
 annual effective rate) guaranteed
 through 9/17/99                             2,548     0.5       2,548

Peoples Security annuity contract
 BDA00461FR (7.73% minimum annual effective
 rate) guaranteed through 5/17/99            2,008     0.4       2,008

Security Life of Denver Insurance Co.
 annuity contract FA-0272, principal and
 interest (5.7% minimum annual effective
 rate) guaranteed through 6/16/00            4,762     0.9       4,762

Sun Life Insurance Company of America
 annuity contract 4376 (6.8% minimum
 annual effective rate) guaranteed
 through 6/17/97                             4,133     0.8       4,133
                                          --------            --------
TOTAL                                     $ 60,821            $ 60,821

                                                       Schedule I
                     Warner-Lambert Company
                          Master Trust
             Schedule of Assets Held for Investment
                        October 31, 1994
                     (Dollars in thousands)



 Units or                                       Fair Value
Face Value    Description                   Amount    Percent     Cost


Beneficial Interest in
Investment Contracts:

Bankers Trust Co. investment contract
 93-644, principal and interest (4.85%
 annual effective rate at 10/31/94)
 maturing on 3/31/98                       $26,263     5.0%    $26,263

Peoples Security investment contract
 BDA00054TR (6.11% annual effective
 rate at 10/31/94)                          31,962     6.0      31,962

Provident Life and Accident Insurance
 Co. investment contract 630-05699
 (7.44% annual effective rate at
 10/31/94) maturing on 3/31/00              25,758     4.9      25,758
                                         ---------            --------
TOTAL                                     $ 83,983            $ 83,983

OTHER                                     $ 10,377     2.0%   $ 10,377
                                         ---------            --------

TOTAL INVESTMENT                          $529,073            $398,879
                                         =========            ========

                                                                                             Schedule II
                                                                                             -----------
                                             WARNER-LAMBERT
                                         SAVINGS AND STOCK PLAN
                      SCHEDULE OF TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5%
                                OF THE FAIR VALUE OF PLAN ASSETS FOR THE
                                  TWELVE MONTHS ENDED OCTOBER 31, 1994
                                         (Dollars in thousands)

                                                                                  Current
                                                                                  Value on
 Party   Description            Number of Number of Purchase   Selling    Cost  Transaction Net Gain
Involved  of Asset            Transactions  Shares    Price     Price   of Asset    Date      (loss)


T. Rowe  Warner-Lambert                853   539,461 $37,760
 Price   Common Stock                  853   867,563          $ 60,043  $ 32,432   $ 60,043 $ 27,611

T. Rowe  S&P 500 Mutual Fund           386 1,379,338  14,951
 Price                                 386 2,340,887            25,384    25,097     25,384      287

T. Rowe  ISF Mutual Fund               310 1,910,244  23,101
 Price                                 310   260,974             3,222     3,145      3,222       77

T. Rowe  Bankers Trust Co. investment
 Price   contract 93-644, principal
         and interest (4.85% annual
         effective rate at 10/31/94)
         maturing on 3/31/98             1            25,000

T. Rowe  Peoples Security investment
 Price   contract BDA00054TR (6.11%
         annual effective rate at
         10/31/94) various maturity
         dates                           1            30,623

T. Rowe  Provident Life and Accident
 Price   Insurance Co. investment
         contract 630-05699 (7.44%
         annual effective rate at
         10/31/94) maturing on 3/31/00   1            25,000

T. Rowe  Peoples Security Annuity
 Price   Contract BDA00043TR (5.6%
         minimum annual effective
         rate) guaranteed through
         1/1/94                          1                      30,623    30,000     30,623      623




               Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 ( Registration No. 33-12209) of Warner-Lambert Company of our report dated June 20, 1995 appearing in the Annual Report of Warner-Lambert Company Savings and Stock Plan, which is incorporated in this annual report on Form 11-K.





PRICE WATERHOUSE LLP

4 Headquarters Plaza North
Morristown, New Jersey 07962
June 28, 1995